================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         ------------------------------

                               SCPIE HOLDINGS INC.
                                (Name of Issuer)


COMMON STOCK, $0.0001 PAR VALUE PER SHARE                         78402P104
     (Title of class of securities)                             (CUSIP number)


                                NEIL H. KOFFLER
                               SC FUNDAMENTAL LLC
                          747 THIRD AVENUE, 27TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 888-9100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                WITH A COPY TO:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                NOVEMBER 10, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

================================================================================

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 2 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------
-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE FUND, L.P.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (a) [X]
                                                                                                                 (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             WC/OO
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                    307,582
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

                                   PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                        0

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                               307,582

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                   0

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                307,582
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       3.10%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        PN
-------------------------     -----------------------------------------------------------------------------------------------------



                                       2

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 3 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL LLC
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a) [X]
                                                                                                                  (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  New York
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                               0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                       307,582

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                          0

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                  307,582

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                     307,582
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     3.10%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        OO
-------------------------     -----------------------------------------------------------------------------------------------------




                                       3

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 4 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE BVI, LTD.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a) [X]
                                                                                                                     (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                             [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                      British Virgin Islands
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                     295,518
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                          0

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                 295,518

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                     0

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  295,518
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 2.98%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     -----------------------------------------------------------------------------------------------------



                                       4

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 5 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC-BVI PARTNERS
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                                   (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                             0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                     295,518

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                        0

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                295,518

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   295,518
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    2.98%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        PN
-------------------------     -----------------------------------------------------------------------------------------------------




                                       5

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 6 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         PMC - BVI, INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [X]
                                                                                                                        (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                               [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                                    0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                            295,518

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                               0

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                       295,518

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                          295,518
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        2.98%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     -----------------------------------------------------------------------------------------------------




                                       6

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 7 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE BVI, INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [X]
                                                                                                                    (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                                   0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                           295,518

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                              0

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                      295,518

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         295,518
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         2.98%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     -----------------------------------------------------------------------------------------------------



                                       7

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 8 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         PETER M. COLLERY
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a) [X]
                                                                                                                      (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO/PF
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                              United States
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                               100*
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                         603,100

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                          100*

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                    603,100

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                       603,200**
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        6.09%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        IN
-------------------------     -----------------------------------------------------------------------------------------------------


*All of such shares are held by Mr. Collery as custodian for his children in the following amounts: (i) Claire Adams Collery: 70 shares; and (ii) Edward Arnold
Collery: 30 shares.

** Of such amount, 100 shares are held by Mr. Collery as custodian for his children as stated immediately above.


                                       8

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 9 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         NEIL H. KOFFLER
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (a) [X]
                                                                                                                       (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO/PF
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                               [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                                  0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                          603,100

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                             0

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                     603,100

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                        603,100
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          6.09%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        IN
-------------------------     -----------------------------------------------------------------------------------------------------



                                       9

--------------------------------------------------------------------                 ----------------------------------------------
CUSIP No. 78402P104                                                       13D                            Page 10 of 18 Pages
--------------------------------------------------------------------                 ----------------------------------------------

-------------------------     -----------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         JOHN T. BIRD
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     -----------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a) [X]
                                                                                                                      (b) [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     -----------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO/PF
-------------------------     -----------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                             [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
-------------------------     -----------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                                0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING
       PERSON WITH
                              -----------------------     -------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                        603,100

                              -----------------------     -------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                           0

                              -----------------------     -------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                   603,100

-------------------------     -----------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                      603,100
-------------------------     -----------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
-------------------------     -----------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       6.09%
-------------------------     -----------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        IN
-------------------------     -----------------------------------------------------------------------------------------------------


           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 1, 2002, by and on behalf of SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental LLC ("SCFLLC"), SC Fundamental Value BVI, Ltd. ("BVI Fund"), SC-BVI Partners ("BVI Partners"), PMC-BVI, Inc. ("PMCBVI"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Peter M. Collery ("Collery") and Neil H. Koffler ("Koffler") as members of a joint filing group with respect to the ownership of the common stock, par value $0.0001 per share ("Common Stock"), of SCPIE Holdings Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 2.    IDENTITY AND BACKGROUND

           The persons filing this Amendment No. 1 are Fund, SCFLLC, BVI Fund, BVI Partners, PMCBVI, BVI Inc., Collery, Koffler and John T. Bird ("Bird") as members of a joint filing group (collectively, the "Reporting Persons").

           The business address of each of the Fund, SCFLLC, BVI Partners, PMCBVI, BVI Inc., Collery, Koffler, each director and officer of BVI Fund, each general partner of BVI Partners and the sole director of PMC-BVI is 747 Third Avenue, 27th Floor, New York, New York 10017.

           The name, position and business address of each member of SCFLLC are set forth on Schedule A attached hereto.

           The name, position and business address of each of the directors and executive officers of BVI Inc. are set forth on Schedule B attached hereto.

           Bird is a citizen of the United States having a business address at 747 Third Avenue, 27th Floor, New York, New York 10017. The principal occupation of Bird is acting as an employee member of SCFLLC. During the last five years, Bird has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Except as indicated above, the information set forth in Item 2 to the
Schedule 13D remains unchanged.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of the close of business on November 18, 2004, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to have beneficially owned), directly or indirectly, an aggregate of 603,200 shares of Common Stock, representing approximately 6.09% of the Common Stock outstanding on November 18, 2004, (based on 9,910,576 shares of Common Stock outstanding as of November 5, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004). Each of the Reporting Persons, by virtue of Rule 13d-3, may be deemed to own beneficially the number of shares and percentages of Common Stock set forth opposite their names below.



                                           Shares of
Name                                      Common Stock             Percentage
----                                      ------------             ----------

SC Fundamental Value Fund, L.P.              307,582                  3.10%
SC Fundamental LLC                           307,582                  3.10%
SC Fundamental Value BVI, Ltd.               295,518                  2.98%
SC Fundamental Value BVI, Inc.               295,518                  2.98%
SC-BVI Partners                              295,518                  2.98%
PMC-BVI, Inc.                                295,518                  2.98%
Peter M. Collery                             603,200 (1)              6.09%
Neil H. Koffler                              603,100                  6.09%
John T. Bird                                 603,100                  6.09%

(1) Includes 100 shares of Common Stock held by Collery as custodian for his children.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 1 and (ii) Item 5a hereof are incorporated herein by reference. Bird, Koffler and Collery, by virtue of their status as members of SCFLLC, the general partner of Fund, may be deemed to share with Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Fund is the direct beneficial owner.

           Bird and Koffler, by virtue of their status as executive officers of BVI Inc., and Collery, by virtue of his status as the sole stockholder and an executive officer of BVI Inc., the managing general partner of BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with BVI Inc., BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner.

           Collery, by virtue of his status as the sole stockholder, director and executive officer of PMCBVI, a general partner of BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with PMCBVI, BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner.

           Collery has the sole power to vote or direct the vote and to dispose or to direct the disposition of 100 shares of Common Stock of which he is the custodian for his children.

           (c) During the last 60 days, the following transactions in Common Stock were effected by the Reporting Persons on the New York Stock Exchange:

                                          Number of Shares    Price Per    Commission Per
         Reporting Person                 Purchased / Sold      Share          Share                Date
         ----------------                 ----------------      -----          -----                ----
  SC Fundamental Value BVI, Ltd.                (11,564)        8.9700         0.0000               10/1/04

  SC Fundamental Value Fund, L.P.                11,564         8.9700         0.0000               10/1/04

  SC Fundamental Value BVI, Ltd.                  9,110         8.7550         0.0200              11/10/04

  SC Fundamental Value Fund, L.P.                 9,490         8.7550         0.0200              11/10/04

  SC Fundamental Value BVI, Ltd.                    150         8.9000         0.0200              11/15/04

  SC Fundamental Value Fund, L.P.                   150         8.9000         0.0200              11/15/04

  SC Fundamental Value BVI, Ltd.                  2,940         8.9000         0.0200              11/16/04

  SC Fundamental Value Fund, L.P.                 3,060         8.9000         0.0200              11/16/04

           (d) Not applicable.

           (e) Not applicable.



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1.     Joint Filing Agreement, dated November 19, 2004



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: November 19, 2004

                                   SC FUNDAMENTAL VALUE FUND, L.P.

                                   By: SC Fundamental LLC, as
                                       General Partner

                                   By: /s/  Neil H. Koffler
                                       --------------------------------------
                                       Neil H. Koffler, Member


                                   SC FUNDAMENTAL LLC

                                   By: /s/  Neil H. Koffler
                                       --------------------------------------
                                       Neil H. Koffler, Member


                                   SC FUNDAMENTAL VALUE BVI, LTD.

                                   By: SC Fundamental Value BVI, Inc.,
                                       as managing general partner of
                                       investment manager

                                   By: /s/  Neil H. Koffler
                                       --------------------------------------
                                       Neil H. Koffler, Vice President


                                   SC-BVI PARTNERS

                                   By: SC Fundamental Value BVI, Inc.,
                                       as managing general partner

                                   By: /s/  Neil H. Koffler
                                       --------------------------------------
                                       Neil H. Koffler, Vice President


                                   PMC-BVI, INC.

                                   By: /s/  Neil H. Koffler
                                       --------------------------------------
                                       Neil H. Koffler as Attorney-in-Fact
                                       for Peter M. Collery, President (1)

                                   SC FUNDAMENTAL VALUE BVI, INC.

                                   By: /s/  Neil H. Koffler
                                       --------------------------------------
                                       Neil H. Koffler, Vice President


                                   /s/  Neil H. Koffler
                                   ------------------------------------------
                                   Neil H. Koffler as Attorney-in-Fact
                                   for Peter M. Collery (1)


                                   /s/  Neil H. Koffler
                                   ------------------------------------------
                                   Neil H. Koffler


                                   /s/  John T. Bird
                                   ------------------------------------------
                                   John T. Bird





  (1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 2 to the Statement on Schedule 13G with respect to the Class A Common Stock of Winmill & Co. Incorporated, filed on November 26, 2003, and is hereby incorporated by reference.

                                  EXHIBIT INDEX


Exhibit No.                                 Description
-----------                                 -----------

    1                    Joint Filing Agreement, dated November 19, 2004

                                   SCHEDULE A



           The name and present principal occupation or employment of the members of SC Fundamental LLC are set forth below. The business address of each member is 747 Third Avenue, 27th Floor, New York, New York 10017. All persons are United States citizens.


Name and Position            Present Principal Occupation or Employment
-----------------            ------------------------------------------
Peter M. Collery             Member of SC Fundamental LLC and President of
Member                       SC Fundamental BVI, Inc.

Neil H. Koffler              Member of SC Fundamental LLC and Vice President of
Member                       SC Fundamental BVI, Inc.

John T. Bird                 Member of SC Fundamental LLC and Vice President of
Member                       SC Fundamental BVI, Inc.

                                   SCHEDULE B


           The name and position of each director and executive officer of SC Fundamental Value BVI, Inc. are set forth below. The business address of each director and executive officer is 747 Third Avenue, 27th Floor, New York, New York 10017. All directors and executive officers are citizens of the United States.

Name                                    Position
----                                    --------

Peter M. Collery                        Director, President and Secretary

Neil H. Koffler                         Vice President and Treasurer

John T. Bird                            Vice President